Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following notice was posted to The Gillette Company’s internal web site:

Diversity is a Fundamental Business Strategy

Our consumers, customers and suppliers become more and more diverse every day, so our success depends on our ability to understand diverse consumers’ needs and to work effectively with customers and suppliers around the world. Diversity is the uniqueness that everyone – from suppliers to employees to corporate officers – brings to fulfill P&G’s Purpose, Values and Principles.

Our Values
P&G is its people and the values by which we live. [Graphic Omitted] We attract and recruit the finest people in the world. We build our organization from within, promoting and rewarding people without regard to any difference unrelated to performance. We act on the conviction that the men and women of Procter & Gamble will always be our most important asset.

Our Mission
P&G believes a fully engaged and leveraged diverse work force is a competitive advantage. Our goal is to grow that competitive edge by fostering an inclusive culture.

Company Position
P&G touches lives and improves life all around the world. In order to live up to these goals and be “in touch” with our global markets, customers and business partners, we require a diverse work force. That’s why we are proud of our long tradition of valuing, trusting and respecting diversity. We recognize the direct link between engaging the unique talents of our employees and the Company’s success, both in the short and long term. Diversity, therefore, is a fundamental component of our “How to Win” business strategy for success.

Building our business…for the future
P&G management strongly believes that a diverse organization will outthink, out-innovate and outperform a homogenous organization every single time. This fundamental belief is extended to the business partnerships we attract - the diversity of our suppliers.

Supplier diversity is a business strategy at P&G. In fact, our goal is to reach $1.5 billion in annual spending with minority businesses by 2005.

Recruiting…One Company, Many Cultures
Diversity makes our world unique. It’s our style of communication, our own special ‘take’ on the world around us.

To us, diversity covers a broad range of personal attributes and characteristics, such as race, sex, age, cultural heritage, personal background, and sexual orientation. By sharing our unique selves, our knowledge and expertise, and by continually stretching our wings to embrace something new, something unfamiliar, we color our world and bring it to life.

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FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.